

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

August 29, 2008

Gunther Than
Chief Executive Officer
View Systems, Inc.
1550 Caton Center Drive, Ste. E
Baltimore, Maryland 21227

>   **RE: View Systems, Inc.**
>   **Amendment No. 4 to Preliminary Information Statement on Schedule 14C**
>   **Filed August 21, 2008**
>   **File No. 0-30178**

Dear Mr. Than:

We have reviewed your amended filing and response letter, and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment number one in our letter dated August 12, 2008. Please confirm, on a supplemental basis, whether the company has decided against entering into the oil and gas industry.

*   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions, please contact Collin Webster, Staff Attorney, at (202) 551-3522, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director

cc: via facsimile 786.787.0456
        Russell Weigel, Esq.